Colliers International Group Inc.

Second Quarter 2015 Financial Results

August 5, 2015

Forward-Looking Statements

Certain statements included herein constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact demand for the Company's services, service industry conditions and capacity; the ability of the Company to implement its business strategy, including the Company's ability to acquire suitable acquisition candidates on acceptable terms and successfully integrate newly acquired businesses with its existing businesses; changes in or the failure to comply with government regulations (especially safety and environmental laws and regulations); and other factors which are described in the Company's filings with the Canadian securities regulators and the U.S. Securities and Exchange Commission.

Second Quarter 2015 Results

- Debut earnings report for Colliers as an independent public company
  - Spin-off of FirstService was completed on June 1, 2015
- Very strong operating results for second quarter despite significant F/X headwinds
  - 65% of Q2 2015 revenues were generated outside the US
- Achieving revenue diversification
  - 39% of Q2 2015 revenues from Outsourcing & Advisory services, up from 35% in prior period
- Completed two strategic tuck-in acquisitions during quarter
  - US Northeast project management & workplace solutions firm
  - Texas commercial real estate services firm

Second Quarter 2015 Results Summary

(US$ millions, except per share amounts)

	Q2 2015	Q2 2014	% Change over Q2 2014	
			USD	LC
Revenue	409.8	368.5	11%	22%
Adjusted EBITDA	44.6	34.3	30%	46%
GAAP EPS	(1.00)	(0.05)	NM	
Adjusted EPS	0.58	0.44	32%	

	YTD 2015	YTD 2014	% Change over YTD 2014	
			USD	LC
Revenue	745.6	668.0	12%	22%
Adjusted EBITDA	59.1	48.7	21%	34%
GAAP EPS	(0.79)	(0.16)	NM	
Adjusted EPS	0.69	0.51	35%	

Second Quarter 2015 Consolidated Revenues

(US$ millions)



Q2 Revenue
409.8
368.5
Outsourcing & Advisory (1)
158.3
121.1
Sales Brokerage
114.7
113.9
Lease Brokerage
136.9
133.5
2015
2014



YTD Revenue
745.6
668.0
290.8
230.7
213.3
218.1
241.5
219.2
2015
2014

% Change over Q2 2014	USD	LC	Internal Growth (LC)
Outsourcing & Advisory	31%	46%	20%
Sales Brokerage	1%	11%	9%
Lease Brokerage	3%	11%	9%
Total	11%	22%	12%

% Change over YTD 2014	USD	LC	Internal Growth (LC)
Outsourcing & Advisory	26%	40%	15%
Sales Brokerage	(2%)	7%	5%
Lease Brokerage	10%	18%	16%
Total	12%	22%	12%

(1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services.

Americas

(US$ millions)

- 4% internal revenue growth in local currencies and 3% growth from recent acquisitions
- Internal growth was driven by Outsourcing & Advisory, particularly valuations and project management

Revenue



205.8
200.4
Outsourcing & Advisory (1)
66.3
57.8
Sales Brokerage
52.6
52.9
Lease Brokerage
86.9
89.7
Q2 2015
Q2 2014

Adjusted EBITDA

(Adjusted EBITDA Margin)



17.4
17.1
8.4%
8.5%
Q2 2015
Q2 2014

	USD	LC	Internal Growth (LC)
Revenue Growth	3%	7%	4%

(1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services.

EMEA
(US$ millions)

- 31% internal revenue growth in local currencies and 39% growth from recent acquisitions
- Internal growth was driven by strong Lease Brokerage and Sales Brokerage activity, particularly in the UK market
- Adjusted EBITDA was up 95% from prior year quarter due to strong contributions from recently acquired business in France and several other countries and increased operating leverage in the UK operations


Revenue
105.1
71.2
Outsourcing & Advisory (1)
57.5
28.0
Sales Brokerage
21.2
23.4
Lease Brokerage
26.4
19.8
Q2 2015
Q2 2014


Adjusted EBITDA
(Adjusted EBITDA Margin)
17.8
9.1
16.9%
12.8%
Q2 2015
Q2 2014

	USD	LC	Internal Growth (LC)
Revenue Growth	48%	70%	31%

(1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services.

Asia Pacific

(US$ millions)

- 13% internal revenue growth in local currencies and 2% growth from recent acquisitions
- Internal growth was driven by Lease Brokerage and Sales Brokerage activity, particularly in Australia and New Zealand


Revenue
98.7
96.8
Outsourcing & Advisory (1)
34.4
35.4
Sales Brokerage
40.8
37.3
Lease Brokerage
23.5
24.1
Q2 2015
Q2 2014


Adjusted EBITDA
(Adjusted EBITDA Margin)
12.1
11.7
12.3%
12.1%
Q2 2015
Q2 2014

	USD	LC	Internal Growth (LC)
Revenue Growth	2%	15%	13%

(1) Outsourcing & Advisory services include: Corporate Solutions, Valuation & Advisory Services, Property and Asset Management Services, Project Management, Workplace Solutions, Property Marketing and Research Services.

Capitalization & Capital Allocation Overview

(US$ millions)

	June 30, 2015		December 31, 2014	
Cash	$	123.7	$	90.0
Total Debt		381.1		254.0
Net Debt	$	257.4	$	164.0
Redeemable non-controlling interests		133.8		150.1
Shareholder's equity		108.3		233.2
Total capitalization	$	499.5	$	547.3
Net debt / pro forma Adjusted EBITDA		1.57		1.00

	3 Months Ended			
	June 30, 2015		June 30, 2014	
Capital Expenditure	$	9.8	$	13.5
Acquisition Spend (1)	$	19.3	$	27.3

Highlights

- $525 million multi-currency credit facility put in place on June 1, 2015 with 5 year term
- Leverage of 1.57x at June 30, 2015 up slightly relative to December 31, 2014 due to seasonal cash usage
- Expect leverage to decline to 1.1x by December 31, 2015, but will be dependent on acquisition activity in second half of year
- Shareholders' equity impacted by spin-off of FirstService to shareholders on June 1, 2015

(1) Includes business acquisitions, contingent acquisition consideration and purchases of non-controlling interests in subsidiaries.

Appendix

Reconciliation of GAAP earnings to adjusted EBITDA

	Three months ended	
(US$ thousands)	June 30, 2015	June 30, 2014
Net earnings (loss) from continuing operations	$ (21,359)	$ 13,837
Income tax	3,365	3,287
Other income, net	(310)	(141)
Interest expense, net	1,556	1,680
Operating earnings	(16,748)	18,663
Depreciation and amortization	9,683	9,698
Acquisition-related items	1,172	838
Spin-off stock-based compensation costs	35,400	-
Spin-off transaction costs	13,134	-
Corporate costs allocated to spin-off	727	1,380
Stock-based compensation expense	1,197	3,765
Adjusted EBITDA	$ 44,565	$ 34,344

Reconciliation of GAAP earnings to adjusted net earnings and adjusted earnings per share

(US$ thousands)	Three months ended June 30, 2015	Three months ended June 30, 2014
Net earnings (loss) from continuing operations	$ (21,359)	$ 13,837
Non-controlling interest share of earnings	(7,421)	(6,166)
Amortization of intangible assets	4,204	5,116
Acquisition-related items	1,172	838
Spin-off stock-based compensation costs	35,400	-
Spin-off transaction costs	13,134	-
Corporate costs allocated to spin-off	741	1,406
Stock-based compensation expense	1,197	3,765
Income tax on adjustments	(5,461)	(2,527)
Non-controlling interest on adjustments	-	(344)
Adjusted net earnings	**$ 21,607**	$ 15,925

(US$)	Three months ended June 30, 2015	Three months ended June 30, 2014
Diluted net earnings (loss) per share from continuing operations	$ (1.00)	$ (0.05)
Non-controlling interest redemption increment	0.22	0.26
Amortization of intangible assets, net of tax	0.08	0.09
Acquisition-related items	0.03	0.02
Spin-off stock-based compensation costs	0.96	-
Spin-off transaction costs, net of tax	0.25	-
Corporate costs allocated to spin-off, net of tax	0.01	0.03
Stock-based compensation expense, net of tax	0.03	0.09
Adjusted earnings per share	**$ 0.58**	$ 0.44